UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 24
TO
SCHEDULE 13D
(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MICRO IMAGING TECHNOLOGY, INC.
(Formerly Electropure, Inc.)
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

59484E 10 0
(CUSIP Number)

Catherine Patterson
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92673
(949) 485-6006
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box ☐.

(Continued on following pages)

(Page 1 of 6 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D - AMENDMENT NO. 24

CUSIP No. 59484E 10	PAGE 2 OF 6 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anthony M. Frank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,399,703
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,399,703
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,399,703 and 250,000 shares each of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.6% of the Common Stock 100% of the Series C Convertible Preferred Stock 100% of the Series D Convertible Preferred Stock 59.6% of voting power
14	TYPE OF REPORTING PERSON* IN - 8,355,938 EP - 80,000

* SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3 OF 6 PAGES

This Amendment No. 24 amends, in relevant part as follows, the Schedule 13D, filed January 31, 2005, of Anthony M. Frank (the “Reporting Person”) with respect to the common stock, $0.01 par value per share (“Common Stock”) of Electropure, Inc., a California corporation.

ITEM 1.	SECURITY AND ISSUER

Common Stock, $0.01 par value, of Micro Imaging Technology, Inc., (formerly, Electropure, Inc.), a California corporation (“MIT”). The principal executive office of MIT is located at 970 Calle Amanecer, Suite F, San Clemente, California 92673.

ITEM 2.	IDENTITY AND BACKGROUND

(a)   Anthony M. Frank

(b)   320 Meadowood Court, Pleasant Hill, CA 94523

(c)   Retired - former Postmaster General

(d)   Not applicable

(e)   Not applicable

(f)   U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds utilized to acquire the 7,656,745 shares of Micro Imaging Technology, Inc. common stock, as described below, were from Mr. Frank’s personal funds.

ITEM 4.	PURPOSE OF THE TRANSACTION

On January 26, 2006, Mr. Frank received 308,721 shares of common stock upon the conversion of $43,221 in interest accrued on personal loans to MIT.

On August 17, 2006, the Company agreed to exchange 1,176,471 shares of its common stock for 400,000 shares of stock that Mr. Frank purchased in the Company’s Nevada subsidiary, Micro Imaging Technology. The original purchase occurred on September 9, 2003 at a price of $1.00 per share. The exchange rate was based upon the fair market value of the Company’s common stock ($0.34 per share) as of the original 2003 purchase date.

On February 14, 2007, Mr. Frank converted $1,542,888 in principal and interest accrued on loans he made to the Company into a total of 6,171,553 shares of its common stock at the fair market value of $0.25 per share.

Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of MIT and such transactions may be in the open market, privately or directly from MIT.

PAGE 4 OF 6 PAGES

Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

(a)   The acquisition by any person of additional securities of MIT, or the disposition of securities of MIT;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MIT or any of its subsidiaries;

(c)   A sale or transfer of a material amount of assets of MIT or any of its subsidiaries;

(d)   Any change in the present Board of Directors or management of MIT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)   Any material change in the present capitalization or dividend policy of MIT;

(f)    Any other material change in MIT’s business or corporate structure;

(g)   Changes in MIT’s charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of MIT by any person;

(h)   Causing a class of securities of MIT to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of MIT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER

(a)	Mr. Frank owns the following shares of MIT:

15,399,703 shares of Common Stock with one vote per share[1] .
250,000 shares of Series C Convertible Preferred Stock with no voting rights.
250,000 shares of Series D Convertible Preferred Stock with no voting rights.

Mr. Frank owns beneficially 59.3% of the Common Stock (59.6% if all of the warrants described below are exercised); 100% of the Series C Convertible Preferred Stock; and 100% of the Series D Convertible Preferred Stock of MIT. Mr. Frank owns 54.2% of the voting power of all classes of stock of MIT.

1  Includes warrants for 200,000 shares of Common Stock exercisable at $1.00 per share.

PAGE 5 OF 6 PAGES

(b)	Mr. Frank has the sole voting and dispositive power over the shares he owns.

(c)	Since January 31, 2005, Mr. Frank has entered into the following transactions with regard to MIT’s Common Stock:

On January 26, 2006, Mr. Frank converted $43,221 in interest accrued on $315,000 in personal loans to MIT into 308,721 shares of MIT common stock, with a fair market value of $0.14 per share.

On August 17, 2006, the MIT agreed to exchange 400,000 shares of common stock held by Mr. Frank since September 9, 2003 in its Nevada subsidiary into 1,176,471 shares of MIT common stock, using a September 9, 2003 exchange rate of $0.34 per share.

On February 14, 2007, Mr. Frank converted $1,542,888 in principal and interest accrued on loans he made to the Company between January 2001 and December 2006. He received 6,171,553 shares of common stock at the fair market value of $0.25 per share.

The following Warrants are currently exercisable by Mr. Frank:

DATE GRANTED	EXERCISE PRICE	NO. OF SHARES
09/09/03	$1.00	200,000

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

On September 9, 2003, Mr. Frank acquired warrants, through a private placement offering to purchase 200,000 shares of MIT Common Stock at $1.00 per share. Mr. Frank also received the right to purchase 200,000 shares of MIT’s privately-held, Nevada subsidiary, Micro Imaging Technology, at $2.00 per share. All of the warrants expire on September 30, 2007.

Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common Stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a “Trigger Value”). Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.

ITEM 7.	EXHIBITS

10.10.BZ	Debt Conversion Agreement dated 01/26/06

10.10 CA	Debt Conversion Agreement dated 02/14/07

PAGE 6 OF 6 PAGES

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 24 to Schedule 13D is true, complete and correct.

Dated:  February 16, 2007

/S/ ANTHONY M. FRANK
Anthony M. Frank